Ring Energy, Inc.
1725 Hughes Landing Blvd., Suite 900
The Woodlands, Texas 77380
(281) 397-3699
April 30, 2025
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attn: Cheryl Brown
Re:    Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-286646) of Ring Energy, Inc.
Ladies and Gentlemen:
On behalf of Ring Energy, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 5:00 p.m., Washington, D.C. time, on Friday, May 2, 2025, or as soon as practicable thereafter.
Thank you for your assistance in this matter. If you need additional information, please contact Adam J. Fogoros of Jones & Keller, P.C. at (303) 573-1600.

Very truly yours,

RING ENERGY, INC.

By:	/s/ Paul D. McKinney
Name:	Paul D. McKinney
Title:	Chairman and Chief Executive Officer